FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“Syngenta announces corn traits licensing agreement”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, October 15, 2015

Syngenta announces corn traits licensing agreement

•	KWS and Limagrain granted worldwide rights to Syngenta corn traits portfolio

•	20 year agreement with $200 m upfront payment

•	GM traits outlicensing is a key driver in improving seeds profitability

Syngenta announced today an expansion of its licensing collaboration with KWS and Limagrain and their joint ventures AgReliant and Genective. The new agreement is for 20 years and covers the AgReliant business in North America and the individual operations of the two companies outside North America. Under the terms of the agreement, Syngenta will provide worldwide rights to its current and future GM corn traits portfolio. Syngenta will receive a $200 million upfront payment and future royalty and milestone payments, dependent upon regulatory approvals.

Davor Pisk, Chief Operating Officer, Syngenta said: “This agreement is a further affirmation of the value of Syngenta’s innovative GM traits portfolio and biotechnology capabilities. The creation of additional value through trait outlicensing, as well as the incorporation of leading technologies in our own branded offer, will be an important driver in improving the profitability of our Seeds portfolio.”

Hagen Duenbostel, CEO of KWS SAAT SE, said: “As an independent seed company it has always been our primary desire to deliver best products to the farmer. With this renewed agreement we will be able to meet the requirements of our customers, based on the global strength of our corn germplasm and a wide range of competitive GM corn traits delivering sustainable solutions. Furthermore the agreement allows Genective to follow its open architecture strategy of combining own corn GM traits with leading trait platforms in the industry.”

Bruno Carette, CEO Limagrain Field Seeds, said: “Limagrain, through its holding Vilmorin & Cie, considers this global trait licensing agreement with Syngenta a strong addition to its Field Seeds product portfolio for established and future GM corn markets. The ability to combine highly competitive proprietary germplasm with both Genective and Syngenta leading GM traits will increase the options offered to our corn customers around the world. Providing such alternative options is at the heart of our vision to help corn farmers meet future production challenges.”

Syngenta – October 15, 2015 / Page 1 of 2

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – October 15, 2015 / Page 2 of 2

SYNGENTA AG

Date:	October 15, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs